July 10, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Fidelity Investments Life Insurance Company

Fidelity Investments Variable Annuity Account I

File No. 333-141878 / 811 - 05315

Pre-Effective No. 1 to Registration Statement on Form N - 4

Ladies and Gentlemen:

Transmitted herewith on behalf of the Registrant is Pre-Effective Amendment No. 1 to the Initial Registration Statement on Form N-4. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant. The filing also includes a conformed copy of the manually signed consent of the independent registered public accounting firm, the original of which is maintained at the offices of the Registrant. This filing includes the above referenced Registrant's Prospectus and SAI, as filed herein, which have been tagged to indicate substantive and editorial changes made since the filing of the Initial Registration Statement on Form N-4. An effective date of July 13, 2007 is requested by the Registrant. Please contact the undersigned at (617) 563-0188 in connection with any questions regarding this filing. Thank you for your attention to this matter.

Very truly yours,

/s/ Jamie Maloney

Jamie Maloney

Compliance Director